
July 6, 2010

Mr. David B. Greenfield
Executive Vice President and Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda, HM 08

Re: AXIS Capital Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on February 22, 2010
File No. 001-31721

Dear Mr. Greenfield:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief